Exhibit (a)(13)

Significant New Resources at Placer Dome’s Bald Mountain Mine Highlight Potential of the District

November 29, 2005

This news release contains “forward-looking statements” that are subject to risk factors and assumptions set out in the project summary, footnotes and cautionary note contained within this news release. All amounts are in United States (“U.S.”) dollars, in accordance with U.S. generally accepted accounting principles (“GAAP”).

Vancouver, Canada: Placer Dome Inc. (NYSE, TSX, ASX: PDG) announces that its Bald Mountain mine has doubled its measured and indicated gold mineral resources to 2.8 million ounces and tripled its inferred gold mineral resources to 0.6 million ounces. Mineral reserves stand at 0.9 million ounces factoring in depletion to September 30, 2005. These results include drilling completed up to September 2005. The exploration program at Bald Mountain was expanded in 2005 to $5 million and these results are the initial evidence of the program’s success. Exploration and definition drilling continues on the property, with five drill rigs currently operating. An evaluation is underway on the deposits in the mineral resource category aimed at converting a portion of the mineral resources to mineral reserves by the end of this year and expanding production levels to approximately 300,000 ounces per year, more than triple the production forecast for 2005. The mine will increase exploration spending in 2006 to $13 million, with a focus to expand these new deposits and begin drilling a number of high priority target areas.

“These gold resources herald a new beginning for Bald Mountain Mine,” said President and CEO Peter Tomsett. “At this stage, the majority of the mineral resources are suitable for low-cost oxide heap leaching. However, we have additionally identified significant refractory carbon and sulphide potential within our wholly owned district-scale land package. Based on this information, we believe the Bald Mountain area has the potential to become a significant gold producing district.”

Placer Dome now controls the majority of the Bald Mountain district through a sizeable and aggressive claim staking and land acquisition program completed over the past six months. Bald Mountain mine currently holds a land package of approximately 175,000 acres, which includes 73,400 acres of new properties staked during 2005. Bald Mountain represents the southern extension of the Carlin Trend which is the largest gold producing district in the United States. Placer Dome holds a strategic position in the most prospective gold belts in Nevada, the Carlin Trend, and the Battle Mountain-Eureka Trend (Cortez Trend).

“Bald Mountain is further validation of our ability to create significant and sustainable shareholder value by capitalizing on our extensive land positions in many of the world’s most prolific gold-producing regions,” Mr. Tomsett added.

In an effort to provide shareholders with important information in their consideration of Barrick’s hostile bid, Placer Dome is striving to accelerate completion of mineral reserve and mineral resource estimates at certain operations.

Placer Dome is subject to a hostile takeover offer by Barrick Gold Corporation. Placer Dome’s Board of Directors has recommended that shareholders REJECT the Barrick Offer and NOT tender their shares. Shareholders are urged to read the Directors’ Circular in its entirety, available on our website at www.placerdome.com.

Geoff Handley, Executive Vice-President, Strategic Development, will be addressing investors today at the Scotia Capital Precious Metals and Base Metals Conference in Toronto. Mr. Handley will review the increase in mineral resources at Bald Mountain, as well as the reasons Placer Dome’s Board of Directors has recommended that shareholders reject the Barrick offer.

Placer Dome is a global gold mining company employing more than 13,000 people at 16 mining operations in seven countries. The Vancouver-based company’s shares trade on the Toronto, New York, Swiss and Australian stock exchanges and Euronext-Paris under the symbol PDG.

Note to Security Holders

In response to the exchange offer by Barrick Gold Corporation relating to Placer Dome, Placer Dome has filed in Canada and the U.S. and mailed to its shareholders a Directors’ Circular dated November 23, 2005, and has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, which includes the Directors’ Circular as an exhibit thereto. These documents set forth the full response of the Board of Directors of Placer Dome to the exchange offer by Barrick. Security holders are urged to read the Directors’ Circular, as well as the Solicitation/Recommendation Statement on Schedule 14D-9 (including any amendments or supplements thereto and the other documents filed as exhibits thereto), because they contain important information. Security holders may obtain a free copy of the Directors’ Circular as well as any other documents filed by Placer Dome in connection with the exchange offer by Barrick, free of charge at the SEC’s website at www.sec.gov, from Placer Dome at www.placerdome.com, or by contacting Georgeson Shareholder, the information agent retained by Placer Dome, at 1-866-245-2999.

Bald Mountain Mineral Reserve and Mineral Resource Estimate as at September 30, 2005(1,2,3,4)

Placer Dome’s Share (100%)	Proven mineral reserves			Probable mineral reserves			Total proven and probable mineral reserves
	Tonnes (millions)	Grade (g/t)	Contained oz. (000s)	Tonnes (000s)	Grade (g/t)	Contained oz. (000s)	Tonnes (000s)	Grade (g/t)	Contained oz. (000s)	Recovery (%)
Bald Mountain	11.5	1.3	491	6.0	2.1	395	17.4	1.6	886	76.2

Placer Dome’s Share (100%)	Measured mineral resources			Indicated mineral resources			Total measured and indicated mineral resources			Inferred mineral resources(4)
	Tonnes (000s)	Grade (g/t)	Contained oz. (000s)	Tonnes (000s)	Grade (g/t)	Contained oz. (000s)	Tonnes (000s)	Grade (g/t)	Contained oz. (000s)	Tonnes (000s)	Grade (g/t)	Contained oz. (000s)
Bald Mountain	40.2	1.0	1,238	48.7	1.0	1,582	88.8	1.0	2,820	25.9	0.7	568

(1)          As required by National Instrument 43-101 of the Canadian Securities Regulators (“NI 43-101”), estimates of proven and probable mineral reserves and measured, indicated and inferred mineral resources conform to the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definitions of those terms as at the date of estimation. Mineral resources are in addition to mineral reserves. Investors are advised that the term “mineral resource” and its subcategories are not recognized by the U.S. Securities and Exchange Commission and are described as mineralized material in the U.S. reporting environment. Mineral resources which are not mineral reserves do not have demonstrated economic viability and investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be upgraded to a higher category or converted into mineral reserves.

(2)          Mineral reserve and mineral resource estimates at Bald Mountain mine are based on information prepared by or under the supervision of Britton L. Buhl, P.E, Engineering Superintendent, Bald Mountain Mine, who is a qualified person as defined under NI 43-101, and who has used assumptions, parameters and methods appropriate for the property and has verified the underlying data as appropriate in his professional opinion (including sampling, analytical and test data). Independent data verification has not been performed.

(3)          Mineral reserves and mineral resources were estimated as at September 30, 2005 using appropriate cut-off grades associated with an average long-term gold price of $400 per ounce for mineral reserves and $450 per ounce for mineral resources. The cut-off grade for Bald Mountain is 0.34 grams per tonne for mineral reserves and 0.34 grams per tonne for mineral resources. The estimates incorporate current and/or expected capital costs, mine plans and operating costs. Recoveries are approximate and are stated as a percentage of contained ounces of gold.

(4)          “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Under Canadian rules, issuers must not make any disclosure of results of an economic evaluation that includes inferred mineral resources, except in rare cases. Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

For further information please contact:

Investor Relations:	Greg Martin (604) 661-3795 Meghan Brown (604) 661-1577
Media Relations:	Gayle Stewart (604) 661-1911
Toll-free within North America	1-800-565-5815

Placer Dome’s Information Agent for the Barrick Offer:	Georgeson Shareholder North America Toll-Free 1-866-245-2999 Australian Toll-Free 1-300-658-874 Banks and Brokers Call Collect (212) 440-9800

Head office

Suite 1600, Bentall IV

1055 Dunsmuir Street

(PO Box 49330,

Bentall Postal Station)

Vancouver, B.C. Canada V7X 1P1

Tel: (604) 682-7082

On the internet: www.placerdome.com

FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” that were based on Placer Dome’s expectations, estimates and projections as of the dates as of which those statements were made. These forward-looking statements include, among other things, statements with respect to Placer Dome’s business strategy, plans, outlook, long-term growth in cash flow, earnings per share and shareholder value, projections, targets and expectations as to reserves, resources, results of exploration (including targets) and related expenses, property acquisitions, mine development, mine operations, mine production costs, drilling activity, sampling and other data, recovery improvements, future production levels, capital costs, costs savings, cash and total costs of production of gold, copper and other minerals, expenditures for environmental matters and technology, projected life of our mines, reclamation and other post closure obligations and estimated future expenditures for those matters, completion dates for the various development stages of mines, future gold and other mineral prices (including the long-term estimated prices used in calculating Placer Dome’s mineral reserves), the percentage of production derived from mechanized mining, currency exchange rates, debt reductions, and the percentage of anticipated production covered by forward sale and other option contracts or agreements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Placer Dome’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•                  uncertainties and costs related to Placer Dome’s exploration and development activities, such as those associated with determining whether gold or other mineral reserves exist on a property;

•                  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;

•                  uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

•                  uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects and project delays due to third party opposition;

•                  operating and technical difficulties in connection with mining development activities;

•                  uncertainties related to the future development or implementation of new technologies, research and development and, in each case, related initiatives and the effect of those on our operating performance;

•                  uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

•                  uncertainties related to unexpected judicial or regulatory proceedings;

•                  changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:

•                              mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;

•                              expected effective future tax rates in jurisdictions in which our operations are located;

•                              the protection of the health and safety of mine workers; and

•                              mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

•                  changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar, Australian dollar, Papua New Guinean kina, South African rand, Dominican Republic peso and Chilean peso;

•                  the effects of forward selling instruments to protect against fluctuations in gold and copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;

•                  unusual or unexpected formation, cave-ins, flooding, pressures, and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);

•                  changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

•                  environmental issues and liabilities associated with mining including processing and stock piling ore;

•                  geopolitical uncertainty and political and economic instability in countries which we operate; and,

•                  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

A discussion of these and other factors that may affect Placer Dome’s actual results, performance, achievements or financial position is contained in the filings by Placer Dome with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities including Placer Dome’s Form 40-F/Annual Information Form. This list is not exhaustive of the factors that may affect our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking statements. Placer Dome does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.